[MPF Letterhead]

Dear Westin Hotel Limited Partnership (WHLP) Unitholders:

Important information was filed with the SEC this past week by those trying to buy your units at $625 per unit. You have previously received correspondence from Kalmia Investors, LLC and Madison Liquidity Investors and affiliates urging you to reject the current tender offer by Starwood. Partially due to new information that has come out in the last few days, we at MacKenzie Patterson Fuller felt that it was imperative to add our voice to the discussion and strongly urge you to reject Starwood’s offer and not tender your Units. This new information includes:

•	“UN-Fairness” Opinion from Houlihan Lokey Howard & Zukin Financial Advisors

The General Partner of WHLP engaged Houlihan Lokey Howard & Zukin Financial Advisors to render an opinion regarding the fairness to LPs regarding this offer. On November 18, 2003, these advisors delivered an opinion on the offer in which they stated that “the consideration to be received in connection with the [tender offer transaction] is not fair to a limited partner of WHLP, from a financial point of view.”[1]

•	Property Valuation is far below price offered

In the most recent response by the general partner regarding the tender offer, operations information for the month ended October 30, 2003 were released. Revenues, average daily room rates, revenue per room, and occupancy levels all showed substantial improvements from the same period last year. The property is performing better and better! Now is not the time to let the general partner’s affiliate purchase the property at a price the general partner’s own experts consider unfair financially.

In short, the experts hired by the General Partner tell us that the deal is not fair from a financial standpoint. This unfairness, coupled with improving property performance and a strengthening hotel sector, lead us to strongly recommend against accepting Starwood’s offer. Our affiliates who are fellow limited partners intend to reject this offer and we urge you to call the General Partner at (914) 640-8100 and tell them that you will not participate in the deal. If you have already tendered your units, we urge you to withdraw your Units from Starwood’s tender offer, which you may do prior to the withdrawal expiration date set forth in the offer to purchase, unless purchaser extends the date. If you wish to withdraw Units already tendered, Starwood has stated that you may contact D. F. King & Co., Inc. at 1-888-605-1957 for further information, or refer to Starwood’s EDGAR filings, which include a notice of withdrawal.

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1 Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated November 18, 2003, Exhibit 99(E)(1) to the Schedule 14D-9 filed by WHLP on November 18, 2003 (emphasis added).